UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           For the month of March 2007

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated March 1, 2007 announcing 2006 consolidated fourth quarter and year end results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                    QUINENCO S.A. ANNOUNCES 2006 CONSOLIDATED
                       FOURTH QUARTER AND YEAR END RESULTS

(Santiago, Chile, March 1, 2007) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the fourth quarter and year ended December 31, 2006.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.1% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on December 31, 2006 (Ch$532.39 =US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                                 2006 HIGHLIGHTS
--------------------------------------------------------------------------------

- Consolidated revenues rose by 43.0% to Ch$616,102 million (US$1,157.2 million) in 2006, mainly attt 6 0 6 ributable to the strong sales growth experienced by Madeco during the year in its cables and brass mills business units.

- Operating income also benefited from the improvement in Madeco's performance, increasing by 71.8% to Ch$53,760 million (US$101.0 million) in 2006.

- Net income amounted to Ch$57,043 million (US$107.1 million) in 2006, an increase of 9.4% compared to 2005, reflecting the strong performance of Quinenco's main operating companies during the 12 month period.

- Earnings per ordinary share amounted to Ch$52.83 (US$0.10) and Ch$528.30 US$0.99) per ADR in 2006.
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GROUP HIGHLIGHTS - FOURTH QUARTER 2006 AND SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

---------------------------------------------------
Quinenco- Termination of ADR Program
---------------------------------------------------

On November 16, 2006, Quinenco announced that its Board of Directors had resolved to terminate Quinenco's ADR program with the Bank of New York, as depositary, delist its ADSs from the New York Stock Exchange (NYSE) and eventually pursue deregistration with the Securities and Exchange Commission
(SEC). The Board's rationale for terminating the ADR program and delisting from the NYSE was based on a number of factors, the most important being that less than 5% of Quinenco's outstanding shares were currently held by ADR shareholders and that Quinenco is seeking to optimize its operating expenses. Quinenco's shares will continue to trade on the Chilean Stock Exchanges.

Quinenco's ADRs traded on the NYSE until January 19, 2007, the date on which a 90 day holding period began. Between now and April 19th, ADR shareholders may exchange their ADRs for ordinary shares on the Santiago Stock Exchange. Following the close of the holding period on April 19th, Bank of New York will proceed to sell any remaining ADRs on a best efforts basis and will pay ADR shareholders the net proceeds. Questions regarding this process may be directed to the Bank of New York by contacting Michael Vexler at (212) 815 2838 or by email at mvexler@bankofny.com.

------------------------------------------------------------------------------
Quinenco and Citigroup end conversations regarding a possible association in financial sector
------------------------------------------------------------------------------

Quinenco reported to the Chilean SVS on December 22, 2006 that it had entered into preliminary conversations with Citigroup, in order to explore a strategic association of their respective financial businesses. Quinenco later reported on January 11, 2007 that an agreement between the parties had not been reached and that the conversations which were aimed at seeking common commercial and business interests had been terminated.

---------------------------------------------------
Banco de Chile- Proposed dividend distribution
---------------------------------------------------

Banco de Chile's Board of Directors proposed a dividend of Ch$1.9796 per share, equivalent to 70% of 2006 net profits. The remaining 30% of 2006 net profits would be capitalized under the Board's proposal. The proposal will be put to shareholders at the General Ordinary Shareholders Meeting to be held on March 22, 2007.

---------------------------------------------------
Madeco- Expansion in South America
---------------------------------------------------

In order to further expand its presence in South America, on February 12, 2007, Madeco announced that it had reached an agreement to acquire an 80% interest in CEDSA S.A., a Colombian cable producer, for US$ 3.7 million. Subsequently, on February 16, 2007, the company announced that it had acquired an additional 24.4% interest in Techpak for US$5.3 million and an additional 14.5% stake in Peruplast for US$3.2 million.

---------------------------------------------------
 CCU- Joint venture with Watt's
---------------------------------------------------

On December 26, 2006, CCU announced that its soft drinks subsidiary entered into an agreement with Watt's to form a joint venture to produce and market certain Watts ready-to-drink products and non-alcoholic beverages.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

                                                      Net Income Contribution
--------------------------------------------------------------------------------------------------------------------------------

                                 Quinenco's                                                   Full Year   Full Year   Full Year
Sector/Company                  ownership %     4Q 2005     3Q 2006     4Q 2006   4Q 2006          2005        2006        2006
                                 12/31/2006        MCh$        MCh$        MCh$      MUS$          MCh$        MCh$        MUS$
--------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(2)                 52.2%       7,192      14,960      12,649      23.8        53,877      57,650       108.3
--------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (3)                               33.1%       4,386       2,975       7,476      14.0        15,776      18,456        34.7
--------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                            73.7%         984       1,569       1,172       2.2         5,775       5,790        10.9
--------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                            46.2%      (7,048)      3,418       1,259       2.4         6,217      14,046        26.4
--------------------------------------------------------------------------------------------------------------------------------
Other operating companies (6)                    (2,178)     (1,262)       (671)     (1.3)       (7,328)     (5,634)      (10.6)
--------------------------------------------------------------------------------------------------------------------------------
Total operating companies                         3,336      21,660      21,885      41.1        74,317      90,308       169.6
--------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                      2,790     (10,439)     (7,846)    (14.7)      (22,165)    (33,265)      (62.5)
--------------------------------------------------------------------------------------------------------------------------------
Total                                             6,126      11,221      14,039      26.4        52,152      57,043       107.1
--------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(3) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(4)   Operating company in which Quinenco holds a minority interest.

(5) Other operating companies include results from Habitaria, Indalsa and Hoteles Carrera.

      --------------------------------------
      Net Income - Full Year 2006
      --------------------------------------

      Quinenco reported net income of Ch$57,043 million (US$107.1 million) in 2006, an increase of 9.4% compared to the net income of Ch$52,152 million (US$98.0 million) reported in 2005. The rise in net income was attributable to an increase in profits from operating companies, partially offset by lower results at the Quinenco holding company level.

      The contribution to net income from Quinenco's operating companies rose by 21.5%, reaching Ch$90,308 million (US$169.6 million) in 2006. The main sectors in which Quinenco invests showed strong growth during the year. At the holding company level, Quinenco reported a loss of Ch$33,265 million (US$62.5 million). Although this represents an increase in losses of Ch$11,100 million (US$20.8 million) compared to 2005, it is worth pointing out that 2005 holding company results included a non-recurring gain on the sale of investments in the retail sector of Ch$24,154 million (US$45.4 million).

      Earnings per ordinary share amounted to Ch$52.83 (US$0.10) and Ch$528.30 (US$0.99) per ADR in 2006.

      --------------------------------------
      Net Income - 4Q 2006
      --------------------------------------

      Quinenco reported net income for the fourth quarter of 2006 of Ch$14,039 million (US$26.4 million), compared to net income of Ch$6,126 million (US$11.5 million) in the fourth quarter of 2005, an increase of 129.2%. The increase in 4Q 2006 earnings was attributable to a sharp rise in the contribution from operating companies, which jumped from Ch$3,336 million (US$6.3 million) to Ch$21,885 million (US$41.1 million), mainly due to an increase in the contribution from Madeco, Banco de Chile and CCU.

      Earnings per ordinary share for the fourth quarter of 2006 amounted to Ch$13.00 (US$0.02) and earnings per ADRs, Ch$130.02 (US$0.24).


                                                                    Page 3 of 19
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

                                     Consolidated Income Statement Breakdown
----------------------------------------------------------------------------------------------------------------------
                                              4Q 2005     3Q 2006     4Q 2006     4Q 2006     YTD 2005       YTD 2006
                                                 MCh$        MCh$        MCh$        MUS$         MCh$           MCh$
----------------------------------------------------------------------------------------------------------------------
Revenues
----------------------------------------------------------------------------------------------------------------------
Madeco                                         90,251     147,777     132,975       249.8      373,163        559,141
Telefonica del Sur                             14,172      14,212      14,050        26.4       55,873         56,042
Quinenco & holding                                336         201         169         0.3        1,793            918
----------------------------------------------------------------------------------------------------------------------
Total                                         104,759     162,190     147,195       276.5      430,829        616,102
----------------------------------------------------------------------------------------------------------------------
Operating income (loss)
----------------------------------------------------------------------------------------------------------------------
Madeco                                          6,009      14,776       5,920        11.1       28,425         51,766
Telefonica del Sur                              3,394       3,021       3,021         5.7       13,255         12,147
Quinenco & holding                             (2,562)     (2,632)     (2,768)       (5.2)     (10,391)       (10,153)
----------------------------------------------------------------------------------------------------------------------
Total                                           6,841      15,165       6,173        11.6       31,289         53,760
----------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
----------------------------------------------------------------------------------------------------------------------
Interest income                                 1,070         824       1,546         2.9        3,110          4,881
Share of net income/loss from related co:
Banco de Chile                                  7,192      14,960      12,649        23.8       53,877         57,650
CCU                                             4,386       2,975       7,476        14.0       15,776         18,456
Other equity investments                        6,528         308         451         0.8        3,661          2,298
Other non-op income                             2,521         203       1,145         2.2       29,683          5,406
Amortization of GW expense                     (6,750)     (5,411)     (5,432)      (10.2)     (23,363)       (22,465)
Interest expense                               (6,538)     (6,583)     (6,803)      (12.8)     (29,452)       (28,607)
Other non-op expenses                          (3,688)     (2,086)     (2,669)       (5.0)     (12,325)        (9,704)
Price-level restatement                        (2,268)     (1,343)         207         0.4      (4,436)        (1,330)
Foreign exchange gains & losses                (2,320)       (810)          53         0.1      (1,056)            141
----------------------------------------------------------------------------------------------------------------------
Total                                             133       3,037       8,623        16.2       35,475         26,727
----------------------------------------------------------------------------------------------------------------------
Income tax                                        705      (2,219)      1,506         2.8       (6,925)        (4,195)
Extraordinary items                                --          --          --          --           --             --
Minority interest                              (1,997)     (5,114)     (2,616)       (4.9)      (9,524)       (20,713)
Amortization of negative GW                       444         353         352         0.7        1,837          1,464
----------------------------------------------------------------------------------------------------------------------
Net income                                      6,126      11,221      14,039        26.4       52,152         57,043
----------------------------------------------------------------------------------------------------------------------

      --------------------------------------
      Revenues - Full Year 2006
      --------------------------------------

      Consolidated revenues totaled Ch$616,102 million (US$1,157.2 million) in 2006, an increase of 43.0% from the Ch$430,829 million (US$809.2 million) reported in 2005. The sharp increase in sales in 2006 was attributable to Madeco's operations. Madeco's sales, which rose by 49.8% to Ch$559,141 million (US$1,050.2 million), were boosted by historically high copper prices and an increase in consolidated sales volumes.

      Consolidated sales in 2006 can be broken down as follows: Madeco (90.8%), Telefonica del Sur (9.1%) and others (0.1%).

                                                                    Page 5 of 19
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

      ------------------------------------------
      Revenues - 4Q 2006
      ------------------------------------------

      Consolidated revenues for the fourth quarter of 2006 were Ch$147,195 million (US$276.5 million), up by 40.5% from the Ch$104,759 million (US$196.8 million) reported in the fourth quarter of 2005, mostly explained by a 47.3% increase in Madeco's sales, attributable to its cables business unit, whose revenues grew by 71.3% as a result of higher average copper and aluminum prices as well as an increase in the volume sold in its main markets.

      Consolidated sales can be broken down as follows: Madeco (90.3%), Telefonica del Sur (9.5%) and others (0.2%).

      ------------------------------------------
      Operating Income - Full Year 2006
      ------------------------------------------

      Consolidated operating income was Ch$53,760 million (US$101.0 million) in 2006, up by 71.8% from the Ch$31,289 million (US$58.8 million) reported in 2005. The increase in operating profit for the year was attributable to Madeco's operations, which benefited from the higher sales level, in spite of rising raw material costs and SG&A expenses.

      ------------------------------------------
      Operating Income - 4Q 2006
      ------------------------------------------

      Operating income for the fourth quarter of 2006 was Ch$6,173 million (US$11.6 million), down by 9.8% from the Ch$6,841 million (US$12.9 million) reported in the fourth quarter of 2005. The reduction in consolidated operating income was mainly attributable to Telsur's operations, which bore the increased cost of new product launches during the year. To a lesser extent, consolidated operating income was affected by a slight decline in operating income associated with Madeco's operations as a consequence of higher raw material costs and SG&A expenses.

      ------------------------------------------
      EBITDA - Full Year 2006
      ------------------------------------------

      EBITDA amounted to Ch$82,605 million (US$155.2 million) in 2006, compared to Ch$58,082 million (US$109.1 million) in 2005, an increase of 42.2%, mainly attributable to Madeco's operations.

      ------------------------------------------
      EBITDA - 4Q 2006
      ------------------------------------------

      EBITDA reached Ch$13,406 million (US$25.2 million) in 4Q 2006, varying slightly from the Ch$13,702 million (US$25.7 million) in 4Q 2005, mainly due to a reduction in EBITDA generated from Telsur, partially offset by an increase at Madeco.

      ------------------------------------------
      Non-Operating Results - Full Year 2006
      ------------------------------------------

      Non-operating income amounted to Ch$26,727 million (US$50.2 million) in 2006, compared to non-operating income of Ch$35,475 million (US$66.6 million) in 2005. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            - Full Year 2006
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net) reached Ch$78,404 million (US$147.3 million), an increase of 6.9% compared to the Ch$73,314 million (US$137.7 million) reported in 2005. Included with results from equity method investments (net) is Quinenco's proportionate share of Banco de Chile's Ch$195,248 million (US$366.7 million) net income, the highest in the bank's history (Quinenco's proportionate share was Ch$57,650 million or US$108.3 million). The other main equity investment, CCU, reported a 13.5% rise in its net profits as a result of improved operating performance,

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

            which in turn increased Quinenco's proportionate share to Ch$18,456 million (US$34.7 million). Worth mentioning is that as of the second quarter of 2006, Quinenco no longer accounts for its investment in Entel under the equity method. Entel is currently carried on a cost basis and dividends are reported as non-operating income when received.

            --------------------------------------------------
            Other non-operating income - Full Year 2006
            --------------------------------------------------

            Other non-operating income amounted to Ch$5,406 million (US$10.2 million), compared to Ch$29,683 million (US$55.8 million) reported in 2005. The variation is primarily explained by gains on the sale of investments of Ch$24,154 million (US$45.4 million) in 2005, which included the sale of shares of Almacenes Paris/Cencosud and other investments in the retail sector.

            Other non-operating income is mostly made up of dividends received from cost basis investments, principally Entel, which amounted to Ch$3,929 million (US$7.4 million) and a gain of Ch$706 million (US$1.3 million) related to Madeco's capital increase to which Quinenco did not subscribe. The effect of the non-subscription in 2006 is offset by a charge to income for the same amount for extraordinary amortization of goodwill expense associated with Quinenco's interest in Madeco's capital increase.

            --------------------------------------------------
            Amortization of goodwill expense - Full Year 2006
            --------------------------------------------------

            Amortization of goodwill expense amounted to Ch$22,465 million (US$42.2 million) in 2006, a variation of 3.8% from the Ch$23,363 million (US$43.9 million) reported in 2005. Goodwill expense is mostly related to the Banco de Chile acquisition in March 2001.

            Goodwill (net) corresponding to Banco de Chile amounted to Ch$265,292 million (US$498.3 million) as of December 31, 2006 (this includes goodwill of Ch$59,978 million (US$112.7 million) associated with the ex-Banco Edwards acquisition in 1999). Goodwill is amortized over a twenty-year period, using the straight-line method.

            Included with amortization of goodwill expense is a charge to income for Ch$706 million (US$1.3 million) related to Madeco's capital increase in 2006 to which Quinenco did not subscribe. The effect of the non-subscription in 2006 is offset by a gain on the non-subscription for the same amount, which is included with other non-operating income.

            --------------------------------------------------
            Interest Expense - Full Year 2006
            --------------------------------------------------

            Interest expense in 2006 amounted to Ch$28,607 million (US$53.7 million), a 2.9% decrease compared to the Ch$29,452 million (US$55.3 million) reported in 2005. The decrease is mainly explained by a reduction in interest expense at Telefonica del Sur and at the corporate level, partially offset by an increase in interest at Madeco.

            --------------------------------------------------
            Other non-operating expenses - Full Year 2006
            --------------------------------------------------

            Other non-operating expenses amounted to Ch$9,704 million (US$18.2 million), compared to Ch$12,325 million (US$23.2 million) in 2005. In 2006, other non-operating expenses are mostly composed of provisions and costs associated with the closure and defense of Indalsa Peru (ex-Lucchetti Peru), write-offs of obsolete assets and depreciation on unused assets.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

            --------------------------------------------------------------------
            Price-level restatement and foreign currency translation losses - Full Year 2006
            --------------------------------------------------------------------

            In 2006, the gains specific to foreign currency translation amounted to Ch$141 million (US$0.3 million), compared to losses of Ch$1,056 million (US$2.0 million) in 2005. The improvement in foreign currency translation results is mainly associated with Madeco's operations as a result of the revaluation of the Brazilian real and the Peruvian sol.

            Price-level restatement losses amounted to Ch$1,330 million (US$2.5 million) in 2006, compared to losses of Ch$4,436 million (US$8.3 million) reported in 2005. The improvement is attributable to the holding level, and to a lesser extent, Madeco and Telsur, as a result of the lower inflation experienced during the period.

      ----------------------------------
      Non-Operating Results - 4Q 2006
      ----------------------------------

      Quinenco reported non-operating income of Ch$8,623 million (US$16.2 million) in the fourth quarter of 2006, compared to non-operating income of Ch$133 million (US$0.2 million) in the same quarter of 2005. The variation between the two periods is mostly explained by an increase in Quinenco's proportionate share of income from its equity method investments, better price-level restatement and foreign currency translation results and a reduction in non-operating expenses, the effects of which were partially offset by a decrease in other non-operating income. The main items included in non-operating results are discussed below:

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            - 4Q 2006
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net) reached Ch$20,576 million (US$38.6 million), compared to Ch$18,106 million (US$34.0 million) in 4Q 2005, an increase of 13.6%. The increase mainly corresponded to growth in the proportionate share of net income from Banco de Chile (+Ch$5,457 million or US$10.3 million) and CCU (+Ch$3,090 million or US$5.8 million), partially offset by a reduction in other equity investment income of Ch$6,077 million (US$11.4 million), mainly related to the reclassification of Entel from the equity method to a cost basis starting the second quarter of 2006.

            ----------------------------------------------
            Other non-operating income - 4Q 2006
            ----------------------------------------------

            Other non-operating income was Ch$1,145 million (US$2.2 million), compared to Ch$2,521 million (US$4.7 million) in the fourth quarter of 2005. Other non-operating income in 4Q 2006 was mainly composed of dividend distributions received from investments.

            ----------------------------------------------
            Amortization of goodwill expense - 4Q 2006
            ----------------------------------------------

            Amortization of goodwill expense amounted to Ch$5,432 million (US$10.2 million) in the fourth quarter of 2006, compared to Ch$6,750 million (US$12.7 million) reported in the same period of 2005. Goodwill expense is mostly related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Banco de Chile).

            ----------------------------------------------
            Interest Expense - 4Q 2006
            ----------------------------------------------

            Interest expense for the fourth quarter of 2006 amounted to Ch$6,803 million (US$12.8 million), an increase of 4.1% compared to the same period in 2005. The increase is mainly explained by higher interest expense associated with Madeco's operations, partially offset by a reduction at the corporate level and at Telsur.

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--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

            -------------------------------------------
            Other non-operating expenses - 4Q 2006
            -------------------------------------------

            Other non-operating expenses amounted to Ch$2,669 million (US$5.0 million) compared to Ch$3,688 million (US$6.9 million) in the fourth quarter of 2005. Other non-operating expenses are mostly composed of loss provisions, asset write-downs, legal and professional costs and expenses associated with severance plans.

            --------------------------------------------------------------------
            Price-level restatement and foreign currency translation losses - 4Q 2006
            --------------------------------------------------------------------

            In 4Q 2006, the gains specific to foreign currency translation differences amounted to Ch$53 million (US$0.1 million), compared to a loss of Ch$2,320 million (US$4.4 million) reported in the fourth quarter of 2005, primarily attributable to Madeco's operations as a result of the effect of the revaluation of the Brazilian real and the Peruvian sol.

            Price-level restatement gains amounted to Ch$207 million (US$0.4 million), compared to losses of Ch$2,268 million (US$4.3 million) in 4Q 2005, mainly explained by Madeco.

      -------------------------------------
      Income Taxes - Full Year 2006
      -------------------------------------

      Quinenco reported income taxes in 2006 amounting to Ch$4,195 million (US$7.9 million), compared to income taxes of Ch$6,925 million (US$13.0 million) in 2005.

      -------------------------------------
      Income Taxes - 4Q 2006
      -------------------------------------

      Quinenco reported an income tax credit of Ch$1,506 million (US$2.8 million), compared to an income tax credit of Ch$705 million (US$1.3 million) reported in the fourth quarter of 2005.

      -------------------------------------
      Minority Interest - Full Year 2006
      -------------------------------------

      In 2006, Quinenco reported a deduction from income of Ch$20,713 million (US$38.9 million), compared to a deduction from income of Ch$9,524 million (US$17.9 million) in 2005. In 2006, minority interest is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's net income reported in 2006.

      The variation between the two years is mainly explained by the higher net results reported by Madeco and well as a higher third party interest in Madeco compared to the fourth quarter of 2005.

      -------------------------------------
      Minority Interest - 4Q 2006
      -------------------------------------

      In the fourth quarter of 2006, Quinenco reported a deduction from income of Ch$2,616 million (US$4.9 million), compared to a deduction from income of Ch$1,997 million (US$3.8 million) in 4Q 2005. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's fourth quarter 2006 income.

      ----------------------------------------------------
      Amortization of Negative Goodwill - Full Year 2006
      ----------------------------------------------------

      Amortization of negative goodwill amounted to Ch$1,464 million (US$2.8 million) in 2006, compared to Ch$1,837 million (US$3.5 million) in 2005.

      ---------------------------------------------
      Amortization of Negative Goodwill - 4Q 2006
      ---------------------------------------------

      Amortization of negative goodwill amounted to Ch$352 million (US$0.7 million), compared to Ch$444 million (US$0.8 million) in the fourth quarter of 2005.

                                                                    Page 8 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 3rd quarter of 2006)
--------------------------------------------------------------------------------

                                Condensed Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------------
                                                     As of           As of           As of            As of
                                                    12/31/05        9/30/06         12/31/06         12/31/06
                                                      MCh$           MCh$             MCh$             MUS$
---------------------------------------------------------------------------------------------------------------
Current assets                                       274,065         365,434          368,097            691.4
Fixed assets                                         262,888         257,305          257,821            484.3
Other assets                                         854,182         858,820          865,165          1,625.0
---------------------------------------------------------------------------------------------------------------
Total assets                                       1,391,135       1,481,559        1,491,083          2,800.7
---------------------------------------------------------------------------------------------------------------
Current liabilities                                  101,847         119,302          122,476            230.0
Long-term liabilities                                428,270         437,277          428,521            804.9
Minority interest                                    141,976         168,361          170,159            319.6
Shareholders' equity                                 719,042         756,619          769,927          1,446.2
---------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity           1,391,135       1,481,559        1,491,083          2,800.7
---------------------------------------------------------------------------------------------------------------

      --------------------------------
      Current Assets
      --------------------------------

      Current assets did not vary significantly from the third quarter of 2006.

      --------------------------------
      Fixed Assets and Other Assets
      --------------------------------

      Fixed assets and other assets did not vary significantly from the third quarter of 2006.

      --------------------------------
      Current Liabilities
      --------------------------------

      Current liabilities increased by 2.7%, mainly due to the reclassification of long-term debt to the short term to account for debt and bond maturities within the next twelve months at Quinenco and intermediate holding companies.

      --------------------------------
      Long-term Liabilities
      --------------------------------

      Long-term liabilities decreased by 2.0% mainly explained by reduction of long-term bank debt and bonds at Madeco.

      --------------------------------
      Minority Interest
      --------------------------------

      Minority interest did not vary significantly from the third quarter of 2006.

      --------------------------------
      Equity
      --------------------------------

      Shareholders' equity increased by 1.8% compared to the third quarter of 2006 due to period profits.

                                                                    Page 9 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

      ----------------------------------------
      Quinenco Corporate Level Debt and Cash
      ----------------------------------------

      As of December 31, 2006, financial debt with third parties at the corporate level was Ch$336,556 million (US$632.2 million). As of the same date, cash and cash equivalents amounted to Ch$100,863 million (US$189.5 million). The debt to total capitalization ratio at the corporate level was 30.3%.

      -------------
      NAV
      -------------

      As of December 31, 2006, the estimated net asset value (NAV) of Quinenco was US$2.7 billion (Ch$1,341 per share) and market capitalization was US$1.7 billion (Ch$859.99 per share). The discount to NAV is estimated at 35.9% as of the same date.

                              NAV as of 12/31/2006
                                 US$2.7 billion

                              [PIE CHART OMITTED]

                            NAV/Share Price Evolution

                               [LINE CHART OMITTED]

                                                                   Page 10 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

------------------------------------------
SECTOR / OPERATING COMPANY ANALYSIS
------------------------------------------

-----------------------------
FINANCIAL SERVICES SECTOR
------------------------------

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2005 and 2006:

----------------------------------------------------------------------------------------------------------------------
                                           FINANCIAL SERVICES
----------------------------------------------------------------------------------------------------------------------
                                                 Full Year                                      Full Year   Full Year
                           Ownership   4Q 2005        2005     3Q 2006      4Q 2006   4Q 2006        2006        2006
                                   %      MCh$        MCh$        MCh$         MCh$      MUS$        MCh$        MUS$
----------------------------------------------------------------------------------------------------------------------
Banco de Chile (1)             52.2%     7,192      53,877      14,960       12,649      23.8      57,650       108.3
----------------------------------------------------------------------------------------------------------------------

1)    Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

                                            BANCO DE CHILE
-----------------------------------------------------------------------------------------------------------------
                                             Quarter                                 Full Year
-----------------------------------------------------------------------------------------------------------------
                                  4Q 2005       4Q 2006     4Q 2006          2005             2006          2006
                                     MCh$          MCh$        MUS$          MCh$             MCh$          MUS$
-----------------------------------------------------------------------------------------------------------------
Operating revenues                142,840       139,919       262.8       529,221          560,729       1,053.2
Provision for loan losses         (10,349)      (13,305)      (25.0)      (22,491)         (36,228)        (68.0)
Operating expenses                (77,948)      (78,249)     (147.0)     (282,318)        (300,536)       (564.5)
Net income (loss)                  40,149        42,379        79.6       184,519          195,248         366.7
-----------------------------------------------------------------------------------------------------------------
Loan portfolio, net                                                     8,352,710        9,652,147      18,129.8
Total assets                                                           10,913,043       12,760,213      23,967.8
Shareholders' equity                                                      791,384          834,631       1,567.7
-----------------------------------------------------------------------------------------------------------------
Net interest margin                  4.5%          3.4%                      4.1%             4.0%
Net financial Margin                 4.5%          3.6%                      4.2%             4.1%
Efficiency ratio                    54.6%         55.9%                     53.4%            53.6%
ROAE                                20.6%         20.1%                     26.7%            25.0%
ROAA                                 1.5%          1.4%                      1.8%             1.7%
-----------------------------------------------------------------------------------------------------------------

--------------------------
Full Year 2006 Results
--------------------------

Banco de Chile reported net income of Ch$195,248 million (US$366.7 million) for the year ended December 31, 2006, surpassing its previous record net income of Ch$184,519 million (US$346.6 million) in 2005. The 5.8% increase was mainly attributable to strong growth in operating revenues, the effect of which more than offset an increase in provisions for loan losses and higher operating expenses.

Operating revenues amounted to Ch$560,729 million (US$1,053.2 million), up 6.0% from the Ch$529,221 million (US$994.0 million) reported in 2005. One of the main drivers of growth in operating revenues was net financial income, which rose by 8.8% to Ch$419,810 million (US$788.5 million). Net financial income, which is the sum of net interest income, net FX transactions and gains from forwards derivative contracts, grew as a result of a 10.4% increase in average interest earning assets, fueled by a significant expansion of the bank's loan portfolio. This increase more than offset the effects of a lower inflation rate (a 2.0% variation (measured in UF) in 2006 vs. 3.8% in 2005), lower spreads and a less favorable funding structure. Fee income, which accounted for 23.8% of operating


                                                                   Page 11 of 19
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--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

revenues in 2006, contracted by 4.7% to Ch$133,541 million (US$250.8 million), mainly due to lower fee income earned by the bank and its stock brokerage subsidiary.

Gains on the sale of financial instruments (net of forwards derivative contracts) amounted to Ch$7,378 million (US$13.9 million), up by Ch$4,105 million (US$7.7 million) over 2005, as a result of higher earnings on investment securities.

Provisions for loan losses increased by Ch$13,737 million (US$25.8 million) to Ch$36,228 million (US$68.0 million), reflecting a higher risk profile associated with growth in the consumer loan area and a reduction in loan loss recoveries. The rise in provisions for loan losses was in line with loan growth expansion.

Other income and expenses increased from a loss of Ch$6,363 million (US$12.0 million) to income of Ch$3,906 million (US$7.3 million), primarily due to higher non-operating income, and to a lesser extent, higher earnings related to equity investments.

Operating expenses increased by 6.5% to Ch$300,536 million (US$564.5 million) compared to 2005, in line with the growth in lending and transactions experienced during the year. A rise in advertising expenses, higher software and computer maintenance costs, higher expenses as a result of an expansion of the ATM and branch network in 2006 and higher salaries and personnel expenses mainly contributed to the increase in operating expenses in 2006.

The higher operating expenses incurred in 2006 slightly affected Banco de Chile's efficiency ratio (measured as operating expenses to operating revenues), which was 53.6% in 2006 compared to 53.4% in 2005.

Price-level restatement losses totaled Ch$8,526 million (US$16.0 million) compared to price-level restatement losses of Ch$11,690 million (US$22.0 million) reported in 2005. The losses in 2006 reflect the lower inflation experienced during the period (2.1% in 2006 compared to 3.6% in 2005).

Income taxes increased from Ch$21,840 million (US$41.0 million) to Ch$24,096 million (US$45.3 million) due to the higher income tax base in 2006 which resulted from the bank's growth in income before taxes.

As of December 2006, the Bank's loan portfolio had grown by 15.6% to Ch$9,652,147 million (US$18.1 billion), driven by a favorable economic environment and low interest rates. Loan portfolio growth was driven by increases in factoring contracts, consumer loans, mortgage loans, contingent loans and foreign trade loans.

Banco de Chile was the second ranked bank in the country (in terms of loans) with a market share of 18.0% according to information published by the Chilean Superintendency of Banks for the period ended December 31, 2006. Its return on capital and reserves for the twelve-month period was 30.5%, the second highest in the Chilean financial system, according to the same source. The local financial system as a whole reported a return on capital and reserves of 18.6% in 2006.

                                                                   Page 12 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

-----------------------
4Q 2006 Results
-----------------------

Banco de Chile's operating revenues decreased by 2.0% to Ch$139,919 million (US$262.8 million) in the fourth quarter of 2006. The decline in operating revenues was mainly due to a decrease in net financial income and a lower level of fee income earned during the quarter, partially offset by higher gains on the sale of financial instruments (net of forwards).

Net financial income fell from Ch$108,439 million (US$203.7 million) in 2005 to Ch$97,865 million (US$183.8 million) in 4Q 2006. Net financial income comprised 69.9% of operating revenues in 4Q 2006. The decline in net financial income was primarily due to the lower inflation experienced during the quarter, although this was partially offset by an expansion in average interest earning assets. The decrease in operating revenues was also attributable to a 2.8% reduction in fee income, which in 2005 included one-time fees related to a credit restructuring in the corporate area, as well as higher expenses associated with the bank's sales force. Higher gains from the sale of financial instruments
(net), boosted by lower long-term interest rates on investment securities, partially offset the drop in operating revenue for the quarter.

Provisions amounted to Ch$13,305 million (US$25.0 million), an increase of 28.6% from the Ch$10,349 million (US$19.4 million) reported in 4Q 2005. The rise in 4Q 2006 provisions was in line with loan growth expansion.

Other income and expenses decreased from a loss of Ch$3,466 million (US$6.5 million) to a loss of Ch$2,096 million (US$3.9 million), primarily explained by higher provisions and charge-offs on assets received in lieu of payment (included with other non-operating expenses) in 4Q 2005.

Operating expenses increased slightly (0.4%) to Ch$78,249 million (US$147.0 million) compared to the fourth quarter of 2005, mainly attributable to higher depreciation expense, partially offset by lower personnel and administrative expenses. Also worth mentioning is that in 4Q 2005, operating expenses included a US$3 million fine associated with its US branches in connection with compliance with United States regulatory requirements.

Price-level restatement gains totaled Ch$1,833 million (US$3.4 million) compared to price-level restatement losses of Ch$4,743 million (US$8.9 million) reported in 4Q 2005. The price level restatement gains in 4Q 2006 reflect the lower inflation experienced during the period.

Net income increased by 5.6% to Ch$42,379 million (US$79.6 million) in 4Q 2006. The increase in net quarterly earnings mostly reflects the higher level of other income and expenses, price-restatement gains and a lighter tax burden. Strong subsidiary and foreign branch performance drove the overall results during the fourth quarter of the year.

                                                                   Page 13 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

---------------------------
FOOD & BEVERAGE SECTOR
---------------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2005 and 2006:

------------------------------------------------------------------------------------------------------------------------
                                                    FOOD & BEVERAGE
------------------------------------------------------------------------------------------------------------------------
                                             Full Year                                           Full Year    Full Year
                   Ownership      4Q 2005         2005      3Q 2006      4Q 2006      4Q 2006         2006         2006
                           %         MCh$         MCh$         MCh$         MCh$         MUS$         MCh$         MUS$
------------------------------------------------------------------------------------------------------------------------
CCU                    33.1%        4,386       15,776        2,975        7,476         14.0       18,456         34.7
------------------------------------------------------------------------------------------------------------------------

                                                    CCU
--------------------------------------------------------------------------------------------------------------
                                            Quarter                                Full Year
--------------------------------------------------------------------------------------------------------------
                                  4Q 2005      4Q 2006     4Q 2006           2005           2006         2006
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                             151,464      167,175       314.0        502,380        545,797      1,025.2
Operating income (loss)            26,342       31,632        59.4         67,866         79,692        149.7
Net income (loss)                  19,654       22,617        42.5         49,189         55,833        104.9
--------------------------------------------------------------------------------------------------------------
Total assets                                                              657,014        702,407      1,319.3
Shareholders' equity                                                      325,730        349,228        656.0
--------------------------------------------------------------------------------------------------------------

--------------------------
Full Year 2006 Results
--------------------------

CCU's consolidated sales revenue rose by 8.6% to Ch$545,797 million (US$1,025.2 million), attributable to an 8.9% increase in volume sold and higher average prices. With the exception of wines, all of CCU's segments experienced healthy growth in 2006. The growth in sales volumes was led by the Chilean beer segment (+12.9%), the Argentine beer segment (+7.7%), the soft drink segment (+9.3%) and the pisco segment (+1.0%), partially offset by lower sales volumes associated with the wine segment (-11.7%). Higher average prices were attributable to price increases in most of CCU's product categories, with the exception of wines, nectars and soft drinks.
Revenues by core businesses can be broken down as follows: beer Chile (39.9%), beer Argentina (10.6%), soft drinks/mineral water (27.6%), wine (14.0%), pisco (6.1%) and others (1.8%).

Operating income jumped by 17.4% to Ch$79,692 million (US$149.7 million) in 2006, mainly due to the higher sales levels associated with the beer (Chile and Argentina), soft drinks and pisco segments, although higher direct costs and SG&A expenses partially offset the increase. In addition, a decline in operating income from the domestic and export wine and other income also partially offset the overall rise in operating profits for the period. EBITDA reached Ch$121,761 million (US$228.7 million) showing an increase of 10.8% over 2005.

CCU reported non-operating losses of Ch$9,909 million (US$18.6 million), compared to non-operating losses of Ch$9,511 million (US$17.9 million) in 2005. The slight deterioration in non-operating results is mostly explained by an increase in other non-operating expenses related to fixed asset obsolescence and restructuring charges and amortization of goodwill expense, partially offset by a higher level of financial income and other non-operating income related to property sales.

The aforementioned 17.4% increase in operating income in 2006 was reflected in CCU's net income for the year, which rose by 13.5% to Ch$55,833 million (US$104.9 million), partially offset by a reduction in non-operating results and an increase in income taxes during the year.

                                                                   Page 14 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

--------------------------
4Q 2006 Results
--------------------------

CCU's sales in the fourth quarter of 2006 grew by 10.4% compared to the fourth quarter of 2005, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the soft drinks, nectar and mineral water segment (+8.9%), the Chilean beer segment (+7.9%), the Argentine beer segment (+11.2%), partially offset by lower sales volumes associated with the wine and pisco segments. Higher average prices were attributable to price increases in almost all CCU's product categories, with the exception of domestic wines, nectars and mineral waters.

In spite of an increase of 14.1% in COGS associated with the beer and soft drink segments, gross profit rose by 7.5% to Ch$92,516 million (US$173.8 million) as a result of the higher sales level. This directly translated into a significant increase in operating income which rose by 20.1% to Ch$31,632 million (US$59.4 million). SG&A expenses as a percentage of sales decreased from 39.4% in 4Q 2005 to 36.4% in 4Q 2006 due to a reduction in marketing expenses in nearly all of CCU's business segments. The consolidated operating margin was 18.9% of sales, compared to 17.4% in the same period of 2005. EBITDA amounted to Ch$42,233 (US$79.3 million), an increase of 14.8% over 4Q 2005.

CCU reported non-operating losses of Ch$3,591 million (US$6.7 million) compared to non-operating losses of Ch$3,081 million (US$5.8 million) in 4Q 2005. The deterioration in non-operating results was primarily attributable to non-recurring expenses associated with severance indemnities and provisions for legal expenses.

Net income rose by 15.1% to Ch$22,617 million (US$42.5 million) in 4Q 2006. Net profits were boosted by the substantial increase in operating income, although this was partially offset by lower non-operating results and a heavier tax burden.

-------------------------------
TELECOMMUNICATIONS SECTOR
-------------------------------

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2005 and 2006:

-----------------------------------------------------------------------------------------------------------------
                                               TELECOMMUNICATIONS
-----------------------------------------------------------------------------------------------------------------
                                             Full Year                                     Full Year   Full Year
                       Ownership    4Q 2005       2005   3Q 2006     4Q 2006     4Q 2006        2006        2006
                               %       MCh$       MCh$      MCh$        MCh$        MUS$        MCh$        MUS$
-----------------------------------------------------------------------------------------------------------------
Telefonica del Sur         73.7%        984      5,775     1,569       1,172         2.2       5,790        10.9
-----------------------------------------------------------------------------------------------------------------

                                                                   Page 15 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

                                            TELSUR
--------------------------------------------------------------------------------------------------------------
                                            Quarter                                Full Year
--------------------------------------------------------------------------------------------------------------
                                  4Q 2005      4Q 2006     4Q 2006           2005           2006         2006
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              14,172       14,051        26.4         55,873         56,042        105.3
Operating income (loss)             3,394        3,021         5.7         13,255         12,147         22.8
Net income (loss)                   1,944        1,589         3.0          7,839          7,855         14.8
--------------------------------------------------------------------------------------------------------------
Total assets                                                              131,307        130,514        245.1
Shareholders' equity                                                       69,115         70,246        131.9
--------------------------------------------------------------------------------------------------------------

----------------------------
Full Year 2006 Results
----------------------------

Telefonica del Sur's revenues reached Ch$56,042 million (US$105.3 million) in 2006, up slightly from the Ch$55,873 million (US$104.9 million) reported in 2005. Although the overall sales level in 2006 remained relatively constant compared to 2005, the growing importance of Internet, security services and data services in Telsur's revenue mix is clearly seen. These services grew by 10.4% during 2006, more than offsetting the decline in long distance, public telephones, access charges and other traditional services. Revenue from fixed line telephony remained in line with that of 2005, reversing the industry trend, thanks to the successful introduction of a wireless fixed line telephone which allows the user mobility to roam freely among the city with no interference of service (PHS). Telsur sold over 30,000 PHS handsets since launching the product last March. Total clients reached 269,655 in 2006, an increase of 10.0%.

Internet revenue jumped by 12.0% to Ch$9,643 million (US$18.1 million) in 2006, accounting for 17.2% of all sales. The strong growth in this area was due to a 26.8% increase in the number of wide band clients, which as of December 31, 2006 reached 46,888. Likewise, revenue from security and data services experienced rapid growth in 2006, increasing by 11.8% and 4.0%, respectively.

Basic telephony services and user access charges accounted for 56.2% (45.7% and 10.5%, respectively) of all revenues, followed by Internet (17.2%) long distance services (7.6%), data services (5.0%), security services (5.1%), public telephones (4.9%) and other non-regulated services (4.0%).

Operating profits fell by 8.4% to Ch$12,147 million (US$22.8 million), mainly as a result of higher marketing and sales expenses associated with the launching of the PHS telephone earlier in the year. Selling, general and administrative expense as a percentage of sales was 27.6%, compared to 26.6% in 2005. Telefonica del Sur's cash generating capacity remained strong in 2006 with EBITDA reaching Ch$26,334 million (US$49.5 million), down slightly from the Ch$27,077 million (US$50.9 million) reported in 2005. Free cash flow was mainly used to fund CAPEX, debt service obligations and dividends.

Non-operating losses decreased from Ch$2,991 million (US$5.6 million) in 2005 to Ch$2,155 million (US$4.0 million) in 2006. The improvement in non-operating results was primarily due to a 26.8% reduction in interest expense as a result of a debt restructuring carried out in 2004 and 2005, lower interest rates and a lower indebtedness level. In addition, price-level restatement losses were almost reduced to zero as a consequence of the lower inflation rate.

Net profit in 2006 amounted to Ch$7,855 million (US$14.8 million), representing a 0.2% increase from the Ch$7,839 million (US$14.7 million) reported in 2005. The increase in bottom line results for the year was attributable to the aforementioned improvement in non-operating results and a lower tax burden.

                                                                   Page 16 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

-----------------------
4Q 2006 Results
-----------------------

Telefonica del Sur's revenues reached Ch$14,051 million (US$26.4 million) varying only slightly from the Ch$14,172 million (US$26.6 million) reported in the fourth quarter of 2005. In general terms, Telsur has been able to revert the downward trend of substitution of fixed telephony for mobile telephony through the introduction of its fixed-line mobile telephone (Superinalambrico). The slight reduction in sales corresponded to a decline in long distance and public telephone revenues, although this effect was nearly offset by rising Internet and local telephony revenues.

Operating profit declined by 11.0% to Ch$3,021 million (US$5.7 million) as a consequence of higher marketing and advertising expenses associated with the launching and support of the Superinalambrico telephone.

Telefonica del Sur reported non-operating losses of Ch$968 million (US$1.8 million), up by 14.0% from the non-operating losses of Ch$848 million (US$1.6 million) reported in 4Q 2005. The deterioration in non-operating results was primarily due to early retirement severance costs.

Telefonica del Sur reported net income of Ch$1,589 million (US$3.0 million) in the fourth quarter of 2006, compared to net income of Ch$1,944 million (US$3.7 million) in the same period in 2006. The decline in net profit was attributable to the aforementioned reduction in operating income as a result of higher expenditures related to product launches and lower non-operating results.

MANUFACTURING SECTOR
The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2005 and 2006:

------------------------------------------------------------------------------------------------------------
                                               MANUFACTURING
------------------------------------------------------------------------------------------------------------
                                      Full Year                                     Full Year     Full Year
                 Ownership   4Q 2005       2005   3Q 2006     4Q 2006   4Q 2006          2006          2006
                         %      MCh$       MCh$      MCh$        MCh$      MUS$          MCh$          MUS$
------------------------------------------------------------------------------------------------------------
Madeco               46.2%   (7,048)      6,217     3,418       1,259       2.4        14,046          26.4
------------------------------------------------------------------------------------------------------------

                                                MADECO
-----------------------------------------------------------------------------------------------------------
                                             Quarter                             Full Year
-----------------------------------------------------------------------------------------------------------
                                  4Q 2005     4Q 2006    4Q 2006         2005          2006           2006
                                     MCh$        MCh$       MUS$         MCh$          MCh$           MUS$
-----------------------------------------------------------------------------------------------------------
Sales                              90,251     132,975      249.8      373,163       559,141        1,050.4
Operating income (loss)             6,009       5,920       11.1       28,425        51,766           97.2
Net income (loss)                   1,834       2,727        5.1       12,267        30,204           56.7
-----------------------------------------------------------------------------------------------------------
Total assets                                                          351,569       416,782          782.9
Shareholders' equity                                                  209,693       251,555          472.5
-----------------------------------------------------------------------------------------------------------

                                                                   Page 17 of 19
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--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

----------------------------
Full Year 2006 Results
----------------------------

Madeco's sales level rose by 49.8% to Ch$559,141 million (US$1,050.2 million) in 2006. The growth in sales during the year was attributable to higher average copper prices and an increase in volumes sold. Prices increases accounted for 86.4% of the total increase in revenues. Cable and brassmill sales were particularly strong, increasing during the year by 66.4% and 46.3%, respectively.

Sales corresponding to the cable business unit were up by Ch$143,710 million (US$269.9 million) to Ch$360,226 million (US$676.6 million) as a consequence of strong demand for copper wire and copper and aluminum cables in Madeco's main markets of Brazil, Chile and Peru. The increase in sales was price driven, although a 15.5% increase in the volume sold also contributed to the boost in sales. Brass mill sales jumped by Ch$37,794 million (US$71.0 million) also due to the rise in copper prices, more than offsetting a 5.1% decline in volumes sold. Likewise, the flexible packaging and aluminum profiles units also reported an increase in sales of 2.5% and 11.2% respectively.

Sales of the cable business unit accounted for 64.4% of total sales, followed by brass mills (21.4%), flexible packaging (8.3%) and aluminum profiles (6.0%).

In spite of higher costs associated with raw materials, particularly copper and aluminum, as well as a 15.4% increase in SG&A expenses, the strong sales level led to an 82.1% increase in operating profits for the period. Operating income rose by 82.1% to Ch$51,766 million (US$97.2 million), mainly attributable to the 73.3% and 373.9% growth experienced by the cable and brassmill units during the year.

Operating profit by business unit can be broken down as follows: cables (66.3%), brass mills (18.9%), flexible packaging (9.3%) and aluminum profiles (5.5%). The operating margin as a percentage of sales increased from 7.6% in 2005 to 9.3% in 2006. The growth in EBITDA for the year was 63.3%, reaching Ch$65,155 million (US$122.4 million).

Madeco reported non-operating losses of Ch$14,846 million (US$27.9 million), up by 6.6% from the Ch$13,928 million (US$26.2 million) reported in 2005, mostly explained by a 19.4% increase in interest expense as a consequence of higher working capital needs, as well as an increase in other non-operating expenses
(net). This increase was partially offset by an improvement in results related to foreign currency translation (due to the revaluation of the Brazilian real and the Peruvian sol) and price-level restatement (due to a lower inflation rate).

Madeco reported net income of Ch$30,204 million (US$56.7 million) in 2006. This represented an increase of 146.2% compared to 2005, attributable to the significantly stronger operating performance shown by the company in 2006, which more than offset the aforementioned increase in non-operating losses and higher taxes.

----------------------------
4Q 2006 Results
----------------------------

Madeco's sales in the fourth quarter of 2006 increased by 47.3% or Ch$42,724 million (US$80.2 million) to Ch$132,975 million (US$249.8 million), mostly attributable to higher sales of the cables business unit which grew by 71.3% as a result of higher average copper and aluminum prices as well as a 6.9% increase in volumes sold in its main markets of Brazil, Chile and Peru. Sales of the brassmill, flexible packaging and aluminum profiles units also increased during the fourth quarter of the year. Sales of the wire and cables business unit (whose principal operation is Ficap Brazil) accounted for 69.2% of total sales, followed by brass mills (16.3%), flexible packaging (8.5%) and aluminum profiles (6.0%).

                                                                   Page 18 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Fourth Quarter 2006
--------------------------------------------------------------------------------

In spite of the sharp increase in sales, operating profit was flat at Ch$5,920 million (US$11.1 million) due to higher raw material costs, mainly copper and aluminum. In addition, an increase of 21.9% in SG&A expenses associated with the higher sales level also served to dampen operating profits during the period.

Non-operating losses amounted to Ch$3,875 million (US$7.3 million), down from the Ch$5,539 million (US$10.4 million) reported in 4Q 2005. The decrease in non-operating losses is largely explained by improved foreign currency translation results. Madeco reported FX gains of Ch$67 million (US$0.1 million), compared to FX losses of Ch$2,255 million (US$4.2 million) in 4Q 2005, primarily due to the revaluation of the Brazilian real and Peruvian sol. In addition, a turnaround in price-level restatement results from a loss of Ch$1,064 million (US$2.0 million) in 4Q 2005 to Ch$323 million (US$0.6 million) in 4Q 2006 as a result of the lower inflation rate also served to improve non-operating results. Worth noting is that the decline in non-operating losses for the quarter was partially offset by higher interest expense (+26.0%) associated with working capital financing and a reduction in other non-operating income.

Madeco reported a net profit of Ch$2,727 million (US$5.1 million) for the fourth quarter of 2006, compared to net income of Ch$1,834 million (US$3.4 million) in 4Q 2005, an increase of 48.7%. The rise in net quarterly earnings was attributable to the aforementioned improvement in non-operating results and income tax credits amounting to Ch$1,107 million (US$2.1 million.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

--------------------------------------------------------------------------------
                                www. quinenco.cl
                             www. quinencogroup.com
--------------------------------------------------------------------------------


                                                                   Page 19 of 19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone     (56-2) 750-7100
Fax #     (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           QUINENCO S.A.


                                           By:  s/s Luis Fernando Antunez
                                              ----------------------------------
                                                Name: Luis Fernando Antunez
                                                Title: Authorized Representative

Dated: March 2, 2007